SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2008
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Nobuyuki Oneda
(Signature)
Nobuyuki Oneda
Executive Vice President and
Chief Financial Officer

Date: October 23, 2008

List of materials

Documents attached hereto:

i) Press release announcing Revision of Consolidated Forecast for the Fiscal Year Ending March 31, 2009

1-7-1 Konan, Minato-ku
News & Information	Tokyo 108-0075 Japan

No: 08-136E
Date: October 23, 2008

SONY ANNOUNCES REVISION OF CONSOLIDATED FORECAST
FOR THE FISCAL YEAR ENDING MARCH 31, 2009

Tokyo, October 23, 2008 -- Sony Corporation announced a revision of its consolidated results forecast for the fiscal year ending March 31, 2009 from that announced on July 29, 2008.

Consolidated Results Forecast

	(Billions of yen)
		Change from	Change from
	Revised	March 31, 2008	July	July
	Forecast	Actual Results	Forecast	Forecast
Sales and operating revenue	¥9,000	+1%	-2%	¥9,200
Operating income	200	-58	-57	470
(Equity in net income of affiliated companies	0	-100	-100	10
recorded within operating income)
Income before income taxes	210	-63	-54	460
Net income	150	-59	-38	240

Assumed foreign currency exchange rates for the second half of the fiscal year: approximately ¥100 to the U.S. dollar and approximately ¥140 to the euro.

This forecast is based on management’s current expectations and is subject to uncertainty and changes in circumstances.  Actual results may differ materially from those included in this forecast due to a variety of factors.  See “Cautionary Statement.”

The above revised forecast is primarily due to the following factors:

1.
Due to a change in our assumptions for foreign currency exchange rates in the second half of the fiscal year, as noted above, to reflect the significant appreciation of the yen above the rates assumed in July, we expect our results to be lower than the July forecast with operating income decreasing by approximately ¥130 billion, mainly within the Electronics and the Game segments (assumed foreign currency exchange rates in July were approximately ¥105 to the U.S. dollar and approximately ¥165 to the euro for the quarter ended September 30, 2008 and approximately ¥105 to the U.S. dollar and approximately ¥160 to the euro for the second half of the fiscal year).

2.
We expect the results of certain businesses in the Electronics segment, such as the LCD television, compact digital camera and video camera businesses, to be lower than the previous forecast due to a deterioration in the market environment brought on by the slowing global economy and an intensification of price competition.  Sony anticipates this will negatively impact operating income by approximately ¥90 billion compared to the July forecast.

3.
Preliminary results in the Financial Services segment for the quarter ended September 30, 2008 are lower than the July forecast due to such factors as a deterioration in net valuation gains from convertible bonds and an impairment loss on equity securities, brought on by a significant decline in the Japanese stock market.  Based on the assumption that the equity markets will remain at the level of September 30, 2008 until March 31, 2009, operating income for the fiscal year is expected to be approximately ¥60 billion lower than the July forecast.  As is our policy, the effects of gains and losses on such investments due to market fluctuations since October 1, 2008 are not incorporated within our forecasts for the fiscal year ending March 31, 2009.  Accordingly, the market fluctuations could further negatively impact the revised forecast.

4.
On October 1, 2008, Sony completed the previously announced acquisition of Bertelsmann AG’s 50% stake in SONY BMG MUSIC ENTERTAINMENT (“SONY BMG”).  Accordingly, the operating results of SONY BMG, previously an equity affiliate of Sony, will be recorded on a consolidated basis from October 1, due to it becoming a wholly owned subsidiary of Sony.  While equity in net income of SONY BMG was previously recorded in Sony’s consolidated operating income, all of its operating income will be recorded in Sony’s consolidated operating income from October 1.  As a result, operating income is expected to be increased by approximately ¥10 billion compared to the July forecast.

5.	Regarding equity in net income of affiliated companies, equity in net income of SONY BMG will not be recorded from October 1, as described above.

We expect the results of the Game and Pictures segments to be basically in-line with our July forecast excluding the impact of the exchange rates fluctuation described above.

Preliminary Consolidated Results for the Quarter ended September 30, 2008

Preliminary consolidated results for the quarter ended September 30, 2008 are as follows.  The preliminary figures are based on the information available at the time of issuance of this release.  Actual results may differ due to a variety of factors.  Sony will announce its consolidated operating results for the second quarter on October 29, 2008.

(Billions of yen)
Second quarter ended September 30
	2007	2008	Change in yen
Sales and operating revenue	¥2,083.0	¥2,070	-1%
Operating income	111.6	11	-90
(Equity in net income of affiliated companies recorded within operating income)	21.1	1	-95
Income before income taxes	109.1	7	-94
Net income	73.7	21	-72

The year-on-year decrease in operating income in the quarter ended September 30, 2008 currently reflects a more than ¥40 billion negative impact from the decline in the Japanese stock market on the Financial Services segment.  Operating income for the quarter ended September 30, 2007 included a ¥60.7 billion gain on the sale of a portion of the site of Sony’s former headquarters.

Cautionary Statement

Statements made in this release with respect to Sony’s current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of Sony.  Forward-looking statements include, but are not limited to, those statements using words such as “believe,” “expect,” “plans,” “strategy,” “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “may” or “might” and words of similar meaning in connection with a discussion of future operations, financial performance, events or conditions.  From time to time, oral or written forward-looking statements may also be included in other materials released to the public.  These statements are based on management’s assumptions and beliefs in light of the information currently available to it.  Sony cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them.  You also should not rely on any obligation of Sony to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.  Sony disclaims any such obligation.  Risks and uncertainties that might affect Sony include, but are not limited to (i) the global economic environment in which Sony operates, as well as the economic conditions in Sony’s markets, particularly levels of consumer spending as well as the recent worldwide crisis in the financial markets and housing sectors; (ii) exchange rates, particularly between the yen and the U.S. dollar, the euro and other currencies in which Sony makes significant sales or in which Sony's assets and liabilities are denominated; (iii) Sony’s ability to continue to design and develop and win acceptance of, as well as achieve sufficient cost reductions for, its products and services, including newly introduced platforms within the Game segment, which are offered in highly competitive markets characterized by continual new product introductions, rapid development in technology and subjective and changing consumer preferences (particularly in the Electronics, Game and Pictures segments, and the music business); (iv) Sony’s ability and timing to recoup large-scale investments required for technology development and increasing production capacity; (v) Sony’s ability to implement successfully business reorganization activities in its Electronics segment; (vi) Sony’s ability to implement successfully its network strategy for its Electronics, Game and Pictures segments, and All Other, including the music business, and to develop and implement successful sales and distribution strategies in its Pictures segment and the music business in light of the Internet and other technological developments; (vii) Sony’s continued ability to devote sufficient resources to research and development and, with respect to capital expenditures, to correctly prioritize investments (particularly in the Electronics segment); (viii) Sony’s ability to maintain product quality (particularly in the Electronics and Game segments); (ix) the success of Sony’s joint ventures and alliances; (x) the outcome of pending legal and/or regulatory proceedings; (xi) shifts in customer demand for financial services such as life insurance and Sony’s ability to conduct successful asset liability management in the Financial Services segment; and (xii) the impact of unfavorable conditions or developments (including market fluctuations or volatility) in the Japanese equity markets on the revenue and operating income of the Financial Services segment.  Risks and uncertainties also include the impact of any future events with material adverse impacts.

Investor Relations Contacts:

Tokyo	New York	London
Gen Tsuchikawa	Sam Levenson	Shinji Tomita
+81-(0)3-6748-2180	+1-212-833-6722	+44-(0)20-7426-8696

Home Page: http://www.sony.net/IR/

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